UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File No.: 000-53678
CUSIP No.:    __________

(Check one): ☐ Form 1O-K    ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

             For Period Ended: DECEMBER 31, 2011
             ☐ Transition Report on Form 10-K
             ☐ Transition Report on Form 20-F
             ☐ Transition Report on Form 11-K
             ☐ Transition Report on Form 10-Q
             ☐ Transition Report on Form N-SAR

             For the Transition Period Ended: _____

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Entertainment Art, Inc.
         -----------------------
         Full Name of Registrant

         Not applicable
         -------------------------
         Former Name if Applicable

         2679 Aberdeen Lane
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         El Dorado, CA 95762
         ------------------------
         City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 within the prescribed period. Additional time is required for the preparation by management and review by the independent registered accounting firm of the Registrant's financial statements for the quarter ended December 31, 2011, and the preparation of the Form 10-Q. The Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 will be filed on or before February 21, 2011, which is within the extension period provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeff Lamson	408.605.1572
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Entertainment Art, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Entertainment Art, Inc.

Date: February 14, 2011
 By: /s/ Jeff Lamson

 Its: President